January 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C 20549

100 F Street, N.E

Attention: Li Xiao, Daniel Gordon

Re:	Celyad Oncology SA

Form 20-F for the Fiscal Year Ended December 31, 2020

Response dated June 3, 2021

File No. 001-37452

Dear Madam, Dear Sir,

This letter is submitted on behalf of Celyad Oncology SA (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letters dated May 20, 2021 and December 15, 2021 addressed to Filippo Petti, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2020 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 18. Financial Statements

Note 15. Share Capital, page F-42

We note your response to our prior comment. After careful considerations, it is still unclear to us whether the decision of the extraordinary shareholders to absorb the accumulated deficit into share premium in order to improve solvency ratios, is made in the context of generally accepted accounting principles in the Belgium (Belgium GAAP) or IFRS. Please respond to the following:

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•

Please explain to us, and revise to disclose in future filings, whether the decision of the extraordinary shareholders to absorb the accumulated deficit into the share premium in order to improve solvency ratios also authorizes future distributions from the amount of the share premium transferred to absorb the accounting losses. Please also expand your future disclosures to clearly identify the portions of your shareholders’ equity that was distributable and not distributable. Note that Item (a)(v) of paragraph 79 of IAS 1 requires an entity to disclose the rights, preferences and restrictions attaching to each class of share capital including restrictions on the distribution of dividends and the repayment of capital.

Response: The Company respectfully acknowledges the Staff’s comments on this matter. As disclosed in the Company’s form 20-F for the fiscal year ended December 31, 2020, page number 129, “Dividend Policy”, under the Belgian Company Code (Article 7.212), the determination of dividends, including the amount of such dividends, is determined using non-consolidated standalone Belgian GAAP financial statements and, therefore, neither the accumulated deficit nor the equity presented in the consolidated IFRS financial statements is an appropriate basis on which to determine the Company’s ability to declare dividends. Further, Belgian regulations require the consideration of several metrics in determining the Company’s ability to declare dividends and the amounts thereof. To better clarify this topic, we will amend our notes to the financial statements as following;

Note to financial statements – Note 3: Accounting principles

The Equity is comprised of the following;

•

Share Capital: Share capital is comprised of the nominal amount of the parent’s ordinary shares. This capital is not distributable in the form of dividends under Belgian Company Code (refer to Note 15: Share Capital).

•

Share premium: Share premium is comprised of: (1) the amount received attributable to share capital, in excess of the nominal amount of shares issued by the parent company, reduced by; (2) issuance costs directly attributable to the capital increase and; (3) absorption of the accumulated deficit into the share premium, as approved by the Company’s shareholders in accordance with Belgian Company Code (refer to Note 15: Share Capital).

•	Other reserves: Other reserves is comprised of: (1) Share-base payment reserve; (2) Other equity reserve from conversion of convertible loan in 2013 and; (3) Currency Translation Difference.

•

Capital reduction reserve: Capital reduction reserve is comprised of the absorption of historical losses of the Company by the share premium, as approved by the Company’s shareholders in accordance with Belgian Company Code (refer to Note 15: Share Capital).

•	Accumulated deficit: Accumulated deficit is comprised of cumulative historical losses of the Company.

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Note to the financial statements – Note 15: Share Capital:

Pursuant to Belgian law (“CCA”), the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our standalone non-consolidated statutory financial statements of Celyad SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. In addition, under the CCA, the Company may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of the Company’s net assets on the date of the closing of the last financial year according to the Company’s statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased by the amount of non-distributable reserves. Finally, prior to distributing dividends, the Company must allocate at least 5% of the annual net profits (under the Company’s non-consolidated statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of the Company’s share capital.

In addition to the above test, the Company must also meet a liquidity test in order to be able to declare and/or distribute dividends.

During the extraordinary shareholders meeting in May 2019, the shareholders, in accordance with Belgian Company Law, approved the absorption of approximately €172.3 million of accounting losses into share premium. As a result, share premium has been reduced by a cumulative amount of €172.3 million in the 12 months period ended December 31, 2019 (no loss absorption has been approved or recorded on or before December 31, 2019) against capital reduction reserve. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities. The decision of the shareholders to absorb the accumulated deficit into the share premium does not authorize future distributions from the amount of the share premium transferred to absorb the accounting losses because share premium are non-distributable reserves by law.

•

Please explain to us your considerations for continuing to call the account accumulated deficit after absorbing the accumulated deficit into share premium, considering the nature of the share premium obtained via a capital raise is substantively different than the capital earned or used from your earning process. Note that paragraph 78 of IAS 1 contemplates that the detail provided in subclassifications depends on the requirements of IFRSs and on the size, nature and function of the amounts involved.

•

Please tell us your considerations for other alternative presentations of your balance sheet and equity statement. For example, presenting the equity on the balance sheet either on a combined basis, or by distributable and non-distributable equity accounts, while adding a separate column on your equity statements for the share premium used to absorb the accumulated losses, and at the same time restoring the accumulated deficit to its original balance to ensure the faithful presentation of the nature of that account.

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Response: The Company respectfully acknowledges the Staff’s comments on this matter. In response to the Staff’s comments, the Company has revised its accounting policy related to the presentation of accounting losses absorbed by share premium and will make the following changes and disclosures in future filings;

•

Restore the amount of accumulated deficit by creating a new line item, capital reduction reserve, on the Statement of Financial Position and a column on the Statement of Changes in Shareholders’ Equity to reflect the absorption of accounting losses to the share premium. See below for the proposed presentation reflected on the Company’s Statement of Financial Position and Statement of Changes in Shareholders’ Equity as of and for the year ended December 31, 2020. We have also modified captions in the Statement of Changes in the Shareholders’ Equity to indicate which component of equity is distributable or non-distributable.

Statement of Financial Position

(€’000)	Notes	December 31, 2020 (as adjusted)
NON-CURRENT ASSETS		46.379
Intangible assets	7	36.171
Property, Plant and Equipment	8	4.119
Non-current Trade and Other receivables	9	2.117
Non-current Grant receivables	9	3.679
Other non-current assets	9	293
CURRENT ASSETS		19.705
Trade and Other Receivables	11	615
Current Grant receivables	11	145
Other current assets	11	1.711
Short-term investments	12	—
Cash and cash equivalents	13	17.234

TOTAL ASSETS		66.084

EQUITY		30.994
Share Capital	15	48.513
Share premium	15	43.349
Other reserves	15	30.958
Capital reduction reserve	15	172.287
Accumulated deficit	15	(264.113)
NON-CURRENT LIABILITIES		23.256
Bank loans	24	—
Lease liabilities	24	2.525
Recoverable Cash advances (RCAs)	19	4.220
Contingent consideration payable and other financial liabilities	23	15.526
Post-employment benefits	17	614
Other non-current liabilities	21	371
CURRENT LIABILITIES		11.834
Bank loans	24	37
Lease liabilities	24	1.076
Recoverable Cash advances (RCAs)	19	371
Trade payables	22	4.736
Other current liabilities	22	5.614

TOTAL EQUITY AND LIABILITIES		66.084

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Statement of Changes in Shareholders’ Equity

(€’000)	Share capital (non- distributable)	Share premium (non- distributable)	Other reserves (distributable*)	Capital reduction reserve (distributable*)	Accumulated deficit (distributable*)	Total Equity
Balance as of 1st January 2020	48.513	43.349	28.181	172.287	(246.711)	45.619

Share-based payments	—	—	2.782	—	—	2.782

Total transactions with owners, recognized directly in equity	—	—	2.782	—	—	2.782
Loss for the period	—	—	—	—	(17.204)	(17.204)
Currency Translation differences	—	—	(5)	—	—	(5)
Remeasurements of defined benefit obligation	—	—	—	—	(197)	(197)

Total comprehensive loss for the period	—	—	(5)	—	(17.402)	(17.406)

Balance as of December 31, 2020	48.513	43.349	30.958	172.287	(264.113)	30.994

*

Pursuant to Belgian law (“CCA”), the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our standalone non-consolidated statutory financial statements of Celyad SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. For more information, see Note 15.

•	We will amend our notes (Accounting Principles and Share Capital) to the financial statements by adding following;

Note to financial statements – Note 3: Accounting principles

Voluntary change in accounting policy: During the year ended December 31, 2021, the Company changed its accounting policy related to the presentation of capital reduction reserve to reflect the absorption of historical accounting losses into share premium. Under the previous policy, the Company presented the transfer of losses to share premium as a component of accumulated deficit. The Company changed its policy to present the amount of transfer losses to share premium separately from accumulated deficit on the Statements of Financial Position and Changes in Shareholders’ Equity. The change in presentation was made to provide a more faithful presentation of the nature of components of the Company’s shareholders’ equity. This change has no impact on the Company’s financial position, results of operations or cash flows for any periods presented.

The Company has applied this change in accounting policy to all periods presented for comparative purpose.

Note to the financial statements – Note 15: Share Capital:

See above

If you have any questions concerning the abovementioned matters, please contact the undersigned at +15166592073 or by email at fpetti@celyad.com.

Sincerely,

/s/ Filippo Petti
Filippo Petti
Chief Executive Officer and Chief Financial Officer Celyad Oncology SA

Cc:	Michael H. Bison, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

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